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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Noble International, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

655053106 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Diversified Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Diversified Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Diversified Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Whitebox Diversified Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

1,666,667 (See item 4)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

1,666,667 (See item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,666,667 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99% (See item 4)
12	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

	(a)	Name of Issuer

Noble International, Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

28213 Van Dyke Road Warren, MI 48093

Item 2.

	(a)	Name of Person Filing

This statement is filed by:

	(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

	(ii)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”);

	(iii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”);

	(iv)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”);

	(v)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”);

	(vi)	Whitebox Diversified Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WDCAA”);

	(vii)	Whitebox Diversified Convertible Arbitrage Partners, L.P., a Cayman Islands limited partnership (“WDCAP”);

	(viii)	Whitebox Diversified Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WDCAFLP”); and

	(ix)	Whitebox Diversified Convertible Arbitrage Fund, Ltd., a Cayman Islands international business company (“WDCAFLTD”).

	(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WCAA, WDCAA, WCAFLP, and WDCAFLP is:

3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416

The address of the business office of WCAP, and WCAFLTD is:

Trident Chambers, P.O. Box 146 Waterfront Drive, Wickhams Cay Road Town, Tortola, British Virgin Islands

The address of the business office of WDCAP and WDCAFLTD is:

Trident Trust Company (Cayman) Limited One Capital Place, 4th Floor, P.O. Box 847GT Grand Cayman, Cayman Islands, B.W.I.

	(c)	Citizenship

WA, WCAA, WDCAA, WCAFLP, and WDCAFLP are organized under the laws of the State of Delaware; WCAP and WCAFLTD are organized under the laws of the British Virgin Islands; and WDCAP and WDCAFLTD are organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

655053106

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount Beneficially Owned

WA, pursuant to acting as an investment adviser to its client, Guggenheim Portfolio Co. XXXI LLC, is deemed to be the beneficial owner of 91,026 shares of Common Stock issuable upon conversion of the Company’s Amended and Restated 6% Convertible Subordinated Notes due 2011 and 153,846 shares of Common Stock issuable upon conversion of the Company’s Amended and Restated 6% Convertible Subordinated Notes due 2011 as held by HFR-RVA, an account WA manages pursuant to a trading manager agreement.*

WCAP beneficially owns 1,344,872 shares of Common Stock issuable upon conversion of the Company’s Amended and Restated 6% Convertible Subordinated Notes due 2011.*

WDCAP beneficially owns 76,923 shares of Common Stock issuable upon conversion of the Company’s Amended and Restated 6% Convertible Subordinated Notes due 2011.*

As a result of the relationship described in this statement, each of WA, WCAA, WDCAA, WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WCAP, and WDCAP. WA, WCAA, WDCAA, WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.*

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCAA, WDCAA, WCAP, WDCAP, WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD are a group, or have agreed to act as a group.*

(b)

Percent of Class

WA beneficially owns 4.99% of the Company’s Common Stock.*

WCCA and WDCAA each beneficially own 4.99% of the Company’s Common Stock.*

WCAP and WDCAP each directly beneficially owned 4.99% of the Company’s Common Stock.*

WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD each indirectly beneficially owned 4.99% of the Company’s Common Stock.*

The percentage of Common Stock reportedly owned by each entity herein is based on 14,088,868 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on October 25, 2006.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote WA, WCAA, WDCAA, WCAP, WDCAP, WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD have shared voting power with respect to 1,666,667 shares of the Company’s Common Stock.*

(iii) Sole power to dispose or to direct the disposition of 0

(iv)

Shared power to dispose or to direct the disposition of

WA, AJR, WCAA, WDCAA, WCAP, WDCAP, WCAFLP, WDCAFLP, WCAFLTD and WDCAFLTD have shared power to direct the disposition of 1,666,6667 shares of the Company’s Common Stock.*

*  Pursuant to the Amended and Restated Convertible Subordinated Notes (the “Notes”) entered into on October 11, 2006, the Company shall not effect any conversion of the Notes and the reporting person shall not have the right to convert any portion of the Notes, that to the extent after giving effect to such conversion, the reporting person and its affiliates and any other persons whose beneficial ownership of common stock could be aggregated would beneficially exceed 4.99% of the number of shares of commons stock outstanding immediately after giving effect to such conversion. The number of shares of common stock beneficially owned by the reporting person and its affiliates and any other persons shall include the number of shares of common stock issuable upon conversion of the Notes but excludes several factors further defined in Section 3(d)(i) of the Note. The reporting person may waive the provisions of Section 3(d)(i) of the Note but the waiver will not be effective until the 61st day after delivery of the waiver notice.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒*.

Instruction.	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group See Item 2

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P., Whitebox Convertible Arbitrage Fund, Ltd., Whitebox Diversified Convertible Arbitrage Advisors, LLC, Whitebox Diversified Convertible Arbitrage Partners, L.P., Whitebox Diversified Convertible Arbitrage Fund, L.P., and Whitebox Diversified Convertible Arbitrage Fund, Ltd.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)